

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Nicholas Scherling
Chief Executive Officer
Decentralized Crypto Financial Inc.
4795 Meadow Wood Lane, #200
Chantilly, VA 20151

      Re: Decentralized Crypto Financial Inc.
          Amendment No. 3 to Offering Statement on Form 1-A
          Filed June 4, 2021
          File No. 024-11353

Dear Mr. Scherling:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A Filed June 4, 2021

Cover Page

1.   We note your response to prior comment 1. Revise to state that you are offering 200,000,000 shares in total, in light of the 50,000,000 additional shares you intend to offer. If, instead, you intend for this offering to be for a minimum amount of 150,000,000 shares and a maximum amount of 200,000,000 shares, please revise to state as much and tell us where you intend to hold subscriptions for the minimum amount and under what conditions the consideration will be released to you and shares issued to investors. Please also revise to state a date by which your offering will conclude; currently you state that the offering will conclude when you have raised $50,000,000, however, this amount far exceeds the amount of consideration you will receive, assuming a maximum offering of

       200,000,000 shares at $0.10 per share.

<u>DeCryptoFi Platform, page 19</u>

2.   We note your response to prior comment 3, and re-issue the comment in part. Please consistently remove the disclosure that you "will operate an online platform where investors can manage their accounts and purchase shares of [y]our company," or clarify that the platform does not offer these features, as you do later in this section. Also, revise your disclosure to state that your platform is not yet operational, given that your response letter states that your securities must be registered pursuant to Section 12 of the Securities Exchange Act and it does not appear that this event has taken place.

<u>Regulatory Considerations, page 20</u>

3.   We note your response to prior comment 4, and re-issue the comment in part. In regards to your online platform and software referenced in this section, please revise your disclosures to address the following:

- As requested in our prior comments, please provide us with a detailed analysis of the specific activities that your software will perform in comparison to the activities typically performed by a transfer agent.

- Because your software operators do not satisfy Exchange Act Rule 3a4-1(c)(1)'s definition of "associated person of the issuer," it appears that they are ineligible to rely on Rule 3a4-1. Please revise your disclosure to remove any statements that suggest otherwise.

- Please tell us who will be offering the shares in this offering, given the purpose and functionality of your platform and the fact that your disclosure suggests that there is not an underwriter, broker-dealer, and/or placement agent involved in this offering.

4.   We re-issue prior comment 5 in part, as you have not removed the disclosure about your intent to retire stock. As requested in prior comment 5, please revise to remove this disclosure or tell us why you believe it is appropriate, as it is not clear how the mechanism you describe here will result in the retirement of your stock.

<u>Exhibits</u>

5.   We note your response to prior comment 7, and that the exclusive forum provision contained in Article 11, Section 11.2 of your bylaws applies to actions arising under the Securities Act and Exchange Act. In this regard, because your provision identifies a state court as the exclusive forum and you are applying such provision to claims made under the Exchange Act, tell us how this applicability is consistent with Section 27 of the Exchange Act, which grants exclusive jurisdiction to the federal courts for all Exchange Act claims, and Section 29(a), which prohibits investors from waiving their rights under the Exchange Act. Also, as requested in prior comment 7, please revise the disclosure in

       your offering statement to discuss the provision, acknowledge uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Lastly, please ensure that you provide corresponding disclosure in your Risk Factors section, describing the risks to investors associated with such provision (including increased costs to bring a claim and the limitation of investors' ability to bring a claim in a judicial forum that they find favorable), and address any uncertainty about the provision's enforceability.

<u>General</u>

6.   Please update the financial statements included in the filing in compliance with Part F/S, (c)(1) and (b)(3)(B) of Form 1-A, to include the financial statements for the relevant interim period in 2021. Update any associated financial information in relevant sections of the filing as necessary.

     You may contact Stephen Kim at (202) 551-3291 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services